SECU

19010334

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 *
# PART III

| SEC FILE NUMBER |
|---|
| 8-69647 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Voleo USA, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1240-1140 West Pender Street
(No. and Street)

| Vancouver | British Columbia | V6E4G1 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron (516) 287-2726
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

| 805 Third Avenue-Ste 1430 | New York | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
MAR 08 2019
Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Thomas Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Voleo USA, Inc. of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

OLEN AASEN
*Barrister & Solicitor*
King & Bay West Management Corp.
Suite 1240 - 1140 West Pender St.
Vancouver, BC V6E 4G1
(604) 681-8030

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of
Voleo USA, Inc.
Vancouver, British Colombia

**Opinion on the Statement of Financial Statement**

We have audited the accompanying statement of financial condition of Voleo USA, Inc. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**The Company's Ability to Continue as a Going Concern**

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the statement of financial condition, the Company has a history of losses and accumulated deficit. Furthermore, the Company has yet to generate significant revenues from operations and its expenses have been funded by its parent in the form of member contributions and it is uncertain at this time that the parent can continue such funding, accordingly, these factors raise substantial doubt about the Company's ability to sustain operations for at least one year from the issuance of this financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

**Basis for Opinion**

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP



We have served as the Company's auditor since 2016.

New York, NY
March 6, 2019

# VOLEO USA, INC.
**Statement of Financial Condition**
**December 31, 2018**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 520 |
| Deposit with clearing broker | | 35,000 |
| Due from clearing broker | | 6,064 |
| Prepaid expenses | | 17,196 |
| **Total assets** | $ | 58,780 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accrued professional fees | $ | 17,025 |
| Due to Parent | | 1,250 |
| Total liabilities | | 18,275 |
| Commitments and contingencies | | |
| Stockholder's Equity | | |
| Common stock (5,000 shares $.01 par value authorized, 1,843 shares issued) | | 18 |
| Additional paid-in capital | | 333,391 |
| Accunulated deficit | | (292,904) |
| Total stockholder's equity | | 40,505 |
| **Total liabilities and stockholder's equity** | $ | 58,780 |

See notes to statement of financial condition.

## 1. Organization

Voleo USA, Inc. (the "Company"), a Delaware corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Its sole shareholder is Voleo, Inc. (the "Parent"), a Canadian corporation.

The Company utilizes a sophisticated group trading platform that enables users to combine their assets and knowledge to invest together with people they know and trust. Directly from their mobile phones, tablets or computers, users are able to propose, discuss and vote on trades in publicly listed stocks and ETFs, wherever and whenever they want, with the majority effecting trades automatically. Users may benefit both from splitting the cost of a single trade and the collective intelligence of their teams. Adding a competitive element to a collaborative platform, each person's decisions are tracked, and hypothetical positions managed so they can demonstrate what would have resulted had their proposed trades been executed. The transparency builds a community where top performers can be followed, and the best ideas validated with peers.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Going Concern

The accompanying financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern. The Company has a history of losses and an accumulated deficit. Furthermore, the Company has yet to generate significant revenues from operations and its expenses have been funded by its parent in the form of member contributions and it is uncertain at this time that the parent can continue such funding, accordingly, these factors raise substantial doubt about the Company's ability to sustain operations for at least one year from the issuance of these financial statements. The financial statements of the Company, however, do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

**Income Taxes**

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event that the Company determines that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

**Recent Accounting Pronouncements**

The Company has reviewed recently issued accounting pronouncements and determined that they will not have a material impact on the Company's financial statements.

## 3. Clearing Broker

The Company introduces its customers on a fully-disclosed basis to Apex Clearing Corporation. Under its clearing agreement, the Company must maintain a clearing deposit of at least $35,000.

## 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, 15c3-1, (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15$^{th}$ of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $23,159, which exceeded the required minimum net capital of $5,000 by $18,159. Aggregate indebtedness at December 31, 2018 totaled $18,275. The percentage of aggregate indebtedness to net capital was 78.91%.

## 5. Related Party Transactions

The Company and its Parent maintain an Administrative Services Agreement (the "Agreement") in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company reimburses the Parent for such disbursements. Under the Agreement, the Parent may forgive reimbursement with such foregiveness representing additional capital contribution by the Parent.

## 6. Income Taxes

The Company's net operating loss carryforwards for federal income tax purposes and the related deferred asset account activity are shown below:

| | Net Operating Loss Carryforward | Deferred Tax Asset |
|---|---|---|
| December 31, 2017, amounts | $204,000 | $63,000 |
| Effect of Change in Federal Corporate Income Tax Rate | | (20,000) |
| Current Year Activity | 89,000 | 19,000 |
| December 31, 2018, amounts | **$293,000** | **$62,000** |

As the Company does not consider the utilization of the federal incime tax loss carryforwards more likely than not, the Company has taken a full valuation allowance on this amount.

## 7. Subsequent Events

Subsequent events were evaluated through March 6, 2019 which is the date the financial statements were available to be issued.